UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 15, 2022, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended May 31, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
May 2, 2023	42,582	220.39p	221.00p	214.50p
May 3, 2023	43,654	221.77p	223.00p	217.50p
May 4, 2023	44,605	219.27p	221.00p	217.00p
May 5, 2023	45,533	221.20p	222.50p	216.00p
May 9, 2023	45,308	218.91p	220.50p	215.50p
May 10, 2023	44,142	218.42p	221.00p	216.50p
May 12, 2023	44,819	209.20p	212.50p	205.50p
May 15, 2023	42,513	209.21p	212.00p	205.00p
May 16, 2023	43,463	211.87p	214.00p	209.00p
May 17, 2023	42,840	208.81p	212.50p	205.00p
May 18, 2023	43,750	212.54p	215.50p	209.50p
May 19, 2023	40,608	205.70p	209.50p	202.00p
May 22, 2023	44,193	211.49p	213.50p	210.00p
May 23, 2023	14,984	218.35p	218.50p	216.00p
May 24, 2023	36,656	219.40p	220.00p	217.00p
May 25, 2023	35,978	223.47p	223.50p	223.00p
May 26, 2023	44,760	224.64p	227.50p	221.50p
May 30, 2023	45,710	227.85p	229.50p	225.50p
May 31, 2023	44,541	226.15p	232.50p	219.00p

During the month ended May 31, 2023, the Company repurchased an aggregate of 790,639 Ordinary Shares. As of May 31, 2023, the Company’s issued share capital was 289,468,159 shares, 11,855,861 of which were held in treasury, resulting in total voting rights in the Company of 277,612,298 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

May 2, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4757165.html

May 3, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4758625.html

May 4, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4760265.html

May 5, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4761879.html

May 9, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4763904.html

May 10, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4765493.html

May 12, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4768545.html

May 15, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4770108.html

May 16, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4771614.html

May 17, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4773250.html

May 18, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4774857.html

May 19, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4776281.html

May 22, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4777902.html

May 23, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4779519.html

May 24, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4781004.html

May 25, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4782591.html

May 26, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4784108.html

May 30, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4786157.html

May 31, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4787720.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: June 2, 2023	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer